J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwlkr85@gmail.com

303-482-2731 facsimile

April 26, 2012

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Chambre Malone

Re:

Restoration Industries, Inc.

Registration Statement on Form S-1

Filed February 14, 2012

Filing No. 333-179522

Dear Ms. Malone:

In response to your letter dated March 12, 2012 that included comments regarding our registration statement, we have prepared the following replies:

Cover Page of Prospectus

1.

We note your disclosure in the third paragraph that selling shareholders will offer shares of common stock pursuant to this prospectus.  Please revise the prospectus cover page to separately state the amount of securities offered by selling security holders.  See Item 501(b)(2) of Regulation S-K.  Please also state whether the selling security holders will retain the proceeds of their sold shares.

The prospectus cover page has been revised as required.

2.  Please highlight or otherwise prominently present the cross-reference to your risk factors section.  See Item 501(b)(5) of Regulation S-K.

The cross-reference to the risk factors section has been highlighted.

3.  Please limit the cover page of your prospectus to one page.  In this regard, we note that you have presented the proceeds information on the page following the cover page.  See Item 501(b) of Regulation S-K.

The cover page of the prospectus has been limited to one page.

4.  Please revise the information in your “Proceeds of the Offering” section to reflect the net proceeds you and the selling stockholders will receive in the offering.  See Item 501(b)(3) of Regulation S-K.

There are no selling shareholders in this offering.  The disclosure is correct as it stands.

Risk Factors, page 8

5.  Please revise this section to include a risk factor indicating that your independent auditor has indicated that there is substantial doubt about your ability to continue as a going concern.  Please also tell us what consideration you have given to discussing the risks to your business regarding the following:

•

The high level of risk of investing in your company due to your lac of profitable operating history, which you disclose in your discussion of the determination of offering price on page 12;

•

Your ability to have effective internal controls over financial reporting in light of the fact that you have only two executive officers;

•

Your ability to absorb the ongoing costs of being a reporting company;

•

The dilutive impact the offering will have upon the market price of your common shares and investors in this offering, which you note in the last sentence on page 13; and

•

The potential absence of liquidity since there is currently no established public trading market for your securities and an active trading market in your securities may not develop or, even if developed, may not be sustained.

The disclosure has been revised to discuss all appropriate risk factors.

Plan of Distribution and Selling Security Holdings, page 10

6.  Please provide separate headings for your disclosures for the plan of distribution and selling security holders.

The disclosure has been revised.

7.  Please provide all of the information concerning your selling security holders as required by Item 507 of Regulation S-K.

The disclosure has been revised.  There are no selling security holders for this offering.

8.  We note your disclosure that your officers and directors will sell the common shares in this offering.  To the extent that they are relying upon the exemption Rule 3a4-1 of the Securities Exchange Act to offer the shares, please disclose in your plan of distribution ad confirm to us that your officers and directors meet the qualifications under the rule.

Disclosure has been revised to show that the officers and directors meet the appropriate qualifications under Rule 3a4-1.

Description of Business, page 10

9. Please revise your disclosure to provide all the information required by Item 101(h) of Regulation S-K. For example and not by limitation, we note that you have not disclosed the principal markets for your product, your product distribution methods, sources and availability of your raw materials, your dependence (if applicable) on a few customers, the competitive business conditions and your competitive position, or the need (if any) of government approval of your product.

The disclosure has been revised to properly disclose the appropriate information.

10. We note your disclosure here and on the facing page of the registration statement that your company was incorporated in Florida in 2006. However, you disclose in Note 1 on page 31 that your business was formed in Montana. Your articles of incorporation filed as Exhibit 3 state that your principal business office is in Michigan and your unsigned amended articles of incorporation refer to your company as “a Florida corporation” while also containing a resolution regarding the merger of your company and Restoration Industries, LLC, a Michigan corporation.

Please revise your registration statement throughout to reflect your original and current state of incorporation. Please also file complete copies of your articles of incorporation and all amendments thereto, as filed and accepted by the office of the Secretary of State of the jurisdiction(s) in which you were and/or are incorporated.

The disclosure has been revised to reflect the current and original state of incorporation, and the complete articles of incorporation and all amendments thereto have been filed as exhibits.

11. We note your disclosure that the Bear Cave is patent pending. Please revise your disclosure to indicate whether you applied for the patent and disclose the date on which the application was filed.

The disclosure has been revised to show patent application date.

12. Please revise your disclosure to fully explain how the Wall Cavity Drying System works.

The disclosure has been updated to describe the use of the device.

13. We note your disclosure in the last sentence on page 16 of a dba of your company, The Horny Moose. Please revise your business disclosure to describe how this business fits into your current business operations.

The disclosure was revised to indicate that The Horny Moose is no longer in operation, and thus does not fit into current business operations.

Dilution, page 12

14. You disclose that assuming completion of the offering, there will be up to 12,000,000 common shares outstanding. However, on pages 6, 13, 20, 27 and 29, you disclose that your common shares outstanding prior to the offering was 1,450,000 common shares.  Please advise or revise accordingly.

The disclosure has been updated to reflect the correct information.

15. Your net tangible book value per common share before the offering was calculated as of December 31, 2010, rather than as of the most recent balance sheet date presented in the filing. Please revise. Refer to Item 506 of Regulation S-K.

The disclosure has been revised to use the most recent balance sheet.

Management’s Discussion and Analysis of Financial Condition, page 14

General

16. Please revise your liquidity and capital resources and results of operations to discuss the most recent interim period and not just the annual period, as applicable. Please also discuss the business reasons for changes in the various line items of your statements of operations for your annual and interim periods as well. Refer to Item 303(B) of Regulation S-K.

The disclosure has been revised to discuss the appropriate periods.

Liquidity and Capital Resources, page 14

17. Your independent auditor has indicated that there is substantial doubt about your ability to continue as a going concern. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty About an Entity’s Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

•

· Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

•

· How you will support your business if this offering is not successful;

•

· Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

•

· Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

•

· A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

•

· Management’s plans (including relevant prospective financial information).

The disclosure has been revised to insert the necessary information.

Plan of Operation, page 15

18. Please revise your disclosure to clearly explain the distribution networks and how you will solicit them.

The disclosure has been revised to more accurately describe our plans.

19. We note your disclosure on page 11 that you will invest $50,000 in research and development if you sell 75% or 100% of the offered shares, and will also expand your product line if you sell 100% of the offered shares. Please disclose the type of research and development you intend to conduct and describe your plans for product expansion in your plan of operation.

The disclosure has been revised.

Directors, Executive Officers, Promoters and Control Persons, page 16

20. We note that you disclosed the business experience for your officers as it relates to their business experience with your company. Please also disclose, if applicable, any other business experience of your officers and directorships they held during the past five years. See Item 401(e) of Regulation S-K.

The directors have not had any further business experience within the past five years.

Involvement in Certain Legal Proceedings, page 18

21. Please revise your disclosure with respect to your directors and executive officers to indicate that they have not been involved in any of the listed events during the past ten years. See Item 401(f) of Regulation S-K.

The disclosure has been revised.

Certain Relationships and Related Transactions, page 19

22. We note your disclosure of related party transactions on page 36 in Note 5 of the consolidated financial statements. It appears from your statement of cash flows that the amounts of shareholder loans and loan repayments meet the threshold of one percent of the average of your total assets at the end of your last two fiscal years. Please revise this section to disclose these and any other related party transactions in accordance with Item 404(d) of Regulation S-K.

There are no related party transactions.  Any shareholder loans received were paid off during the year, and thus this does not apply.

Description of Capital Stock, page 19

Common Stock, page 20

23. We note that you refer to preferred stock in this section although your authorized capital section does not address preferred stock. Please revise your disclosure to clarify whether you have authorized or outstanding preferred stock.

The disclosure has been revised to remove mention of preferred stock.

Financial Statements

General

24. Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

The disclosure has been revised with updated information.

Report of Independent Registered Public Accounting Firm, page 26

25. Please make arrangements with your auditors to have them revise the first and third paragraphs of their report to refer to the statements of operations, shareholders' equity and cash flows for each of the years then ended.

The disclosure has been revised.

26. Please confirm that your auditor conducted their audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and arrange with your auditors to have them revise their report accordingly. See SEC Release 33-8422 and PCAOB Auditing Standard No. 1.

The auditor has conducted their audit in accordance with PCAOB standards.

Statements of Operations, page 28

27. It appears that you may not allocate a portion of your depreciation to cost of goods sold. Please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation is not allocated to cost of goods sold, please remove the gross profit subtotal from your filing. In addition, please ensure that your disclosures throughout the filing relating to cost of goods sold indicate that it is exclusive of depreciation.

The disclosure has been revised to meet the appropriate requirements.

28. Please revise your statements of operations here and on page 38 to include earnings per share on the face of the statements of operations for all periods presented. Refer to ASC 260-10-45-2.

The disclosure has been revised.

Statements of Cash Flows, page 30

29. Please help us reconcile your depreciation expense of $37,941 recorded on your statement of cash flows for the year ended December 31, 2009 and depreciation expense of $46,392 recorded on your statement of operations for the year ended December 31, 2009.

The disclosure has been revised.

1. Summary of Significant Accounting Policies, page 35

Property and Equipment, page 31

30. Please update your property and equipment table to include subtotals and totals for the year ended December 31, 2010 and 2009.

The disclosure has been revised appropriately.

31. Please tell us supplementally how you determined that a 39 year useful life was appropriate for your leasehold improvements.

The leasehold improvements were revised to a five year useful life, and as a result, such supplemental disclosure is unnecessary.

Revenue Recognition, page 32

32. You disclosed that revenue is generated from the sale of the Wall Drying System and is recorded when earned. Please revise your disclosure to specifically disclose when revenue is earnings process is complete from the sale of the Wall Drying System. Please refer to SAB Topic 13.

The disclosure has been revised.

Date of Management’s Review, page 35

33. You indicate that subsequent events have been evaluated through January 18, 2012, the date that the financial statements were available to be issued. However your auditor’s report is dated February 14, 2012. Please advise or revise accordingly. Refer to ASC 855-10-50-1.

The disclosure has been appropriately revised.

Balance Sheets, page 37

34. Please revise your balance sheets to present the balance sheet as of the end of the most recently completed fiscal year alongside your interim balance sheet. Refer to Rule 8-03 of Regulation S-X.

The disclosure has been revised to present the appropriate information.

Statements of Operations, page 38

35. Please disclose in a footnote the components of your other income (expense) line item for all periods presented.

The disclosure has been revised.  See note 6.

Item 16. Exhibits

36. Please file your company bylaws as an exhibit to the registration statement. See Item 601(b)(3)(ii) of Regulation S-K.

The bylaws have been included as an exhibit.

Item 17. Undertakings, page 44

37. Please revise this section to provide the undertaking required by Item 512(h) of

Regulation S-K.

The disclosure has been revised.

Exhibit 5

38. Please have counsel to revise the legality opinion to provide an opinion for the outstanding shares of common stock to be sold by the selling shareholders. Please refer to Section II.B.2.h of Staff Legal Bulletin 19, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

Selling shareholder references have been removed.  The legality opinion does not need to be revised.

Exhibit 23

39. Please make arrangements with your auditor for them to also refer in their consent to the inclusion of their name under the Experts section of the Form S-1. Please also arrange for them to remove from the end of the first sentence the reference to the Form S-1 being for the year ended December 31, 2010. In addition, since their report is included in the Form S-1, please also arrange for them to remove the incorporation by reference wording.

The required consent has been provided.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact us if you have any questions regarding the above.

Sincerely,

J.M. Walker & Associates

By:

/s/Zachary B. Walker

Zachary B. Walker

Attorney At Law